

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2011

Via E-mail
Shahin Tabatabaei
Chief Executive Officer
Nilam Resources Inc.
1480 Benevides Street
Sixth Floor "B"
Miraflores, Lima 18, Peru

> Re: **Nilam Resources Inc.**
> **Form 10-K for Fiscal Year ended April 30, 2011**
> **Filed August 15, 2011**
> **File No. 333-135980**

Dear Mr. Tabatabaei:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2011

Market Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Reverse Split, page 7

1.   We note you disclose that your Board of Directors and the majority of your shareholders approved a one for fifty (1 for 50) reverse stock split. Please state the reverse stock split

effective date and indicate whether you retroactively restated all shares and share activity disclosed in your filing as required.

Financial Statements

2.   Tell us whether your financial statements for the period from July 11, 2005 (inception) to April 30, 2011 were audited. If so, obtain and file an auditor's report that covers such period. If not, label all activity that you disclose for such period as unaudited.

Note 6 – Related Party Transactions, page 23

3.   We note you disclose that on June 10, 2009, you settled $60,000 in related party promissory notes with 12 million common shares valued at $1,680,000. You explain that since these transactions were with directors of the company, you viewed them as capital transactions and recorded the $1,620,000 loss on debt extinguishment against equity.

We do not see adequate rationale for the accounting you describe. Please identify the two directors involved, describe the terms under which they held their positions, quantify the number of common shares each owned immediately before and after the settlements, tell us the nature and extent of any services they have provided each period since assuming their positions, and describe any capital contributions they have made.

Form 10-Q for the Fiscal Quarter Ended July 31, 2011

4.   We note that you are delinquent in filing your quarterly report. Please comply with your reporting obligations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief

cc: Mr. Ken Avelino